UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: January 2, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

J. Alexander’s Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

P.O. Box 24300, 3401 West End Avenue

Address of Principal Executive Office (Street and Number)

Nashville, Tennessee 37203

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-K.

The late filing of our Annual Report on Form 10-K for the year ended January 2, 2005 is the result of delays in reviewing the accounting treatment for income taxes related to the timing of recognition of gift certificate revenues for tax purposes. This matter recently arose as a result of the examination of our federal income tax returns by the Internal Revenue Service. The issue relates primarily to a timing difference resulting from a possible requirement for us to recognize gift certificate revenues for tax purposes on a cash basis rather than an accrual basis as the IRS has questioned whether the company met certain technical requirements which would have allowed a deferral of two years following the year in which gift cards were sold for recognizing gift card revenue related to unredeemed certificates.

The amount of any adjustment to net income with respect to this matter is not expected to exceed approximately $650,000 in the aggregate. Management is evaluating the matter and, based on initial review, does not expect the amounts to be material to the results or financial statements of any previous year. We have not yet determined the exact amount of additional liabilities that will be required and whether the accruals should be recognized in 2004 or prior years.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Gregory Lewis	(615)	269-1900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing evaluation of the matters described in Part III above, we are unable to determine with certainty whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in our Form 10-K.

J. Alexander’s Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 4, 2005	By /s/ R. Gregory Lewis R. Gregory Lewis Chief Financial Officer, Vice President of Finance and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).